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                           May 20, 2021

       Christopher J. Baker
       President & Chief Executive Officer
       KLX Energy Services Holdings, Inc.
       3040 Post Oak Boulevard, 15th Floor
       Houston, TX 77056

                                                        Re: KLX Energy Services
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 14, 2021
                                                            File No. 333-256149

       Dear Mr. Baker:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Katherine Terrell Frank